Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 17, 2008 relating to the consolidated financial statements and financial statement schedule of AtriCure, Inc. and subsidiary (which report relating to the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123 (R), Share Based Payment, on January 1, 2006), and the effectiveness of AtriCure, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K/A of AtriCure, Inc. and subsidiaries for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

June 30, 2008